

GLOBALIST

ITINERARY OUTFITTERS

CONFIDENTIAL

Globalist is a members only community for the world's best travelers.

We are a digital and experiential platform
dedicated to travel.


TOKYO
JAPAN

GLOBALIST

1. noun

A well traveled tastemaker.

2. noun

A curated itinerary containing a list of experiences and recommendation from an individual's travels.


ARGENTINA
El Principito



Powering exploration for the 21st Century.



Ari S. Goldberg

Founder & CEO

An innovative serial entrepreneur, Goldberg was Founder and CEO of StyleCaster (acquired, 2014), Co-Founder of Sociocast (acquired, 2015) and Founding Member of Qwiki (acquired, 2014). Goldberg served as VP of Business Development for LeBron James and LRMR Marketing, and has been featured in the New York Times, Fox Business News, and Bloomberg News among others. He attended undergrad and grad school at New York University.



Brandon Feldman

Co-Founder & President

As a hospitality and e-commerce executive, Feldman has expertise in leading consumer focused start-ups. Feldman managed business operations, including pricing, merchandising, connectivity and analytics, at Jetsetter during its acquisition by TripAdvisor from Gilt Groupe (2013). He most recently ran product and reporting for Adama Partners, a holding company in the luxury jewelry industry. He has a degree in Economics from Georgetown University.



Ryan Pyle
Founding Partner
Founder, Ryan Pyle Productions



Mitch Younge
Founding Partner
Founder & CEO, Frill Style



Hector Giner
Chief Technology Officer
Founder & CEO, Z1



Anthony Accetturo
Growth Marketing
Founder & CEO, Launch Titans



Matthew Klein
Founding Partner
Founder, Sweater VC



Tony Abrams
Founding Partner
Founder & CEO, Savior



Darryl Graham
General Counsel
Partner, Akerman



Alexa Whittington
Influencer Marketing
Partner, Uncmmn

Americans took 2.4 billion trips in 2019.

Existing travel review sites treat all reviewers equally, which creates too much noise for the top travel audience.

There is no way for travelers to easily document their itineraries, and share their travel story.

Existing social media sites are not built for travel, but people are stuck trying to do travel research on them.

Brands struggle to get in front of the right travelers.

There is no community for travel tastemakers.

As itinerary outfitters, we empower the adventurer in all of us to travel, document, and share our journeys with like-minded individuals across the world.



TRACTION

Self-funded to start with $100k from founder. $500k raised from top travel investors.

- iOS App In Beta Testing
- Website Developed
- Sophisticated Marketing Infrastructure
- Expert Team in Place


9:41
From Leslie Fisher
Where are we going today?
New York, Paris, Bangkok...
Featured Members
Recent Itineraries
Featured Itineraries
Swipe up for more

MOBILE APP

Next generation iPhone App that allows members to document and share their journey.

- Exclusive Members Only
- Modern Design and Easy To Use Interface
- Verticalized Travel Social Network

WEBSITE

Strong digital presence to compliment the mobile-first platform with web touchpoints.


GLOBALIST
ITINERARY OUTFITTERS
HONOR YOUR JOURNEY
Globalist is a members only community for the world's best travelers. We're taking off soon, enter your email to join the waitlist today.
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- Audience Specific Marketing Funnels
- Editorial and Member Generated Content
- API Connection For Mass Page Index


GLOBALIST
ITINERARY OUTFITTERS
A MEMBERS ONLY COMMUNITY FOR THE WORLD'S BEST TRAVELERS
APPLY NOW
Mykonos

MARKETING

Elite team of industry leaders have created a sophisticated 360 degree marketing infrastructure.

- Advanced Funnels For Lead Generation
- Engaging Content and Social Media Strategy
- Virality, Word of Mouth and PR


9:41
GLOBALIST
Mykonos
Greece
JUL 2021
Anne Marie Mraz
20
6
Swipe up for more itineraries

Global travel and tourism was a $9.1 trillion industry in 2019.

76% of people post photos of their trips on social networks.

Travel posts generate **40%** more engagement on social media.

TripAdvisor has more than **880 million** traveler reviews.

Direct spending by travelers will total **$683 billion**.

There are 600 million #travel posts on Instagram.



Globalists are building the world's largest database of travel itineraries.

- Members must apply to join the Globalist community.
- Applications are reviewed by our membership committee to ensure community integrity.
- Members document their travel stories in easy to build photo itineraries.
- Travel itineraries are easily shared with friends with a click of a button.
- Search the full community's database of itineraries when planning a trip.
- Connect with the community at member-only experiences, private dinner parties, and exclusive events.



Globalist serves three core constituencies. The platform is optimized to provide industry leading utility for each audience.

MEMBERS
Individuals

Vertical Social Network

86% of people are interested in a specific location after seeing user generated content.

BRANDS
Advertisers

Organic Native Advertising

The pandemic has grown demand and forecasts. Record numbers expected beginning 2023-2024

CREATORS
Influencers

Creator Economy

60% of people say user generated content is the most influential factor when planning travel.


$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
Q1
Q2
Q3
Q4
Q5
Q6
Q7
Q8
Concierge Service
Trips & Experiences
Exclusive Creator Content
Advertising & Sponsorship
Membership & Subscription

Globalist is a vertical social network dedicated to travel.

TWITCH
Gaming

Revenue $2,300,000,000+

Users 140,000,000+

Valuation $15,000,000,000

NEXTDOOR
Neighborhood

Revenue $180,000,000+

Users 48,000,000+

Valuation $4,300,000,000

STRAVA
Running

Revenue $72,000,000+

Users 90,000,000+

Valuation $1,500,000,000

Our founders have a history of success in accelerating growth and profits in the digital age.

Affiliate Marketing	Content Syndication	Events	Paid Social Acquisition	SEO
App Store Optimization	Contests and Giveaways	Facebook	Pinterest	SEM
Celebrity & Influencer Marketing	Conversion Pages	Facebook Ads	PR	Social Amplification
Brand & Retail Partnerships	Digital Advertising	Google AdWords	Retargeting	Twitter
Content as a Product	Email Marketing	Instagram	Sales Funnels	Viral Loops

AWARENESS

AQCUISITION

CONVERSION

RETENTION

REFERRAL

Globalist is raising $1 Million from a select group of strategic investors who can drive value.

Capital will be used for product development, marketing and customer acquisition.


GLOBALIST
ITINERARY OUTFITTERS

Twenty years from now you will be more disappointed by the things you didn't do than by the ones you did. So throw off the bowlines, sail away from the safe harbour. Catch the trade winds in your sail. Explore. Dream. Discover.

Mark Twain